UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2022

Brazil Potash Corp.

(Exact name of issuer as specified in its charter)

Ontario, Canada

(State or other jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

(Full mailing address of principal executive offices)

+1 (416) 309-2963

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (which we refer to as this “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words, other variations on these words or comparable terminology. These forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, our development, our strategy, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

Therefore, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements herein speak only as of the date of this Semiannual Report. We undertake no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, after the date of this Semiannual Report.

The financial statements included herein were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, as of and for the year ended December 31, 2021, contained in our Annual Report on Form 1-K, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on May 2, 2022.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” and our “Company,” refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and our subsidiary. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to the U.S. dollar, the legal currency of the United States.

Overview

We are a mineral exploration and development company with a potash mining project (which we refer to as the “Autazes Project”) located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing the environmental licenses and the construction permit for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil. We currently own, through our local subsidiary in Brazil, Potássio do Brasil Ltda., substantially all of the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”), including surface rights on the land on which our proposed mine, processing plant and port for the Autazes Project will be constructed, which is an area encompassing approximately 174 square miles located in the Amazon potash basin within the city of Autazes in the eastern portion of the state of Amazonas, Brazil. We hold all of the mineral rights for the Autazes Project through Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mineral Agency.

Results of Pre-Operation Development Activities for the Six Months Ended June 30, 2022 and 2021

Revenues

Our revenue was $Nil for the six months ended June 30, 2022 and the six months ended June 30, 2021. We are in the development stage and have not started any mining operations or potash production.

General and Administrative Expenses

Our general and administrative expenses were $9,558,846 for the six months ended June 30, 2022, compared to $1,774,610 for the six months ended June 30, 2021. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, and general office expenses. We incurred higher share-based compensation costs as we granted 3,450,000 deferred share units (which we refer to as “DSUs”), 1,250,000 stock options, and extended 200,000 stock options to our directors, officers and consultants during the six months ended June 30, 2022. We had higher professional fees due to additional legal and accounting fees during the six months ended June 30, 2022. We also had increased travel expenses during the six months ended June 30, 2022, as compared to the same period in 2021, due to increased travel in 2022.

Net Loss

Our net loss was $9,563,357 for the six months ended June 30, 2022, compared to a net loss of $2,063,219 for the six months ended June 30, 2021. The increase in our net loss was primarily due to the higher general and administrative expenses that we incurred during the six months ended June 30, 2022 as compared to the same period in 2021 as discussed above.

Liquidity and Capital Resources

To date, we have not commenced any mining operations, and as such, we have generated no cash from operations and negative cash flows from our pre-operation development activities. All costs and expenses in connection with our formation, development, administrative support and professional fees have been funded by the proceeds from private placements of our Common Shares, our borrowings under loan agreements (all of which have been repaid), and the proceeds from an offering (which we refer to as our “Regulation A Offering”) under Tier 2 of Regulation A promulgated under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”).

Our future expenditures and capital requirements will depend on numerous factors, including the success of future capital raises and the progress of our development efforts.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of June 30, 2022, we had a cash and cash equivalents balance of approximately $15.4 million to settle current liabilities of approximately $0.9 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Please see below under “—Going Concern” for information regarding our Company’s continuance as a going concern and our need to raise additional financing to fund our working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. We incurred a net loss of $9,563,357 for the six months ended June 30, 2022, and, as of June 30, 2022, we had an accumulated deficit of $79,377,215 and working capital of $15,563,037 (including cash and cash equivalents of $15,355,532).

We require additional financing for working capital and the continuing development of the Autazes Property, as well as to repay our trade payables and current liabilities. As a result of continuing operating losses, our Company’s continuance as a going concern is dependent upon our ability to obtain adequate financing to repay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will obtain the necessary financing in order to finance our development activities or to attain profitable levels of operations. Our management has previously been successful in raising the necessary funding to continue our normal course of operations, and we have previously entered into various loan agreements to borrow funds to fund our operating expenses, all of which have been repaid to date. Furthermore, during the six months ended June 30, 2022, we raised an aggregate of approximately $5,209,322 in gross proceeds pursuant to our Regulation A Offering.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements. These consulting agreements provide, as of June 30, 2022, for aggregate payments of approximately $8,002,000 to our directors, executives, officers and consultants upon the occurrence of a change in control of our Company(as such term is defined by each respective consulting agreement). Additionally, we are also required to pay termination payments in an aggregate amount of approximately $1,509,000 upon the respective termination of such directors, executives, officers and consultants pursuant to the terms of their respective consulting agreements. As a triggering event has not taken place, the amounts of these termination payments have not been recorded in our consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction of the Autazes Project followed by operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of our future operating results or financial condition.

Novel Coronavirus (“COVID-19”)

Our operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the impact COVID-19 will have on our operations and the ability of others to meet their obligations to our Company. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our ability to finance our development of the Autazes Project and our operations.

Brazil has been hit hard with the coronavirus with over 34.6 million cases and over 685,000 deaths as of June 30, 2022. The northern Amazon city of Manaus, which is the largest city near Brazil Potash’s project, was particularly hit hard, resulting in temporary lockdown measures put in place to contain the surge of coronavirus cases, which lockdown measures have subsequently been lifted.

Item 2. Other Information

None.

Item 3. Financial Statements

Brazil Potash Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	June 30, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents	$15,355,532	$15,144,419
Amounts receivable (Note 3)	679,836	2,616,544
Prepaid expenses	467,563	99,566

Total current assets	16,502,931	17,860,529

Non-current
Property and equipment (Note 4)	933,876	866,961
Exploration and evaluation assets (Note 5)	117,341,335	112,188,359

Total assets	$134,778,142	$130,915,849

LIABILITIES
Current
Trade payables and accrued liabilities (Note 6, 11)	$939,894	$2,005,960

Total current liabilities	939,894	2,005,960

Non-current
Deferred income tax liability	1,777,696	1,617,383

Total liabilities	2,717,590	3,623,343
Equity
Share capital (Note 7)	231,831,887	227,154,731
Share-based payments reserve (Note 8)	49,577,107	43,023,258
Warrants reserve (Note 9)	604,000	604,000
Accumulated other comprehensive loss	(70,575,227)	(74,213,425)
Deficit	(79,377,215)	(69,276,058)

Total equity	132,060,552	127,292,506

Total liabilities and equity	$134,778,142	$130,915,849

Reporting entity and going concern (Note 1)

Commitments & contingencies (Note 12)

Subsequent event (Note 13)

Approved by the Board of Directors on September 28, 2022

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Comprehensive Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Six months Ended June 30, 2022	Six months Ended June 30, 2021
Expenses
Consulting and management fees (Note 11)	$1,108,811	$1,026,459
Professional fees	872,588	106,162
General office expenses	92,052	69,310
Share-based compensation (Notes 8, 11)	5,675,805	312,608
Travel expenses	1,606,759	128,449
Communications and promotions	195,933	27,512
Foreign exchange loss	6,898	104,110

Operating Loss	9,558,846	1,774,610

Finance costs	—	211,426
Finance income	(51,750)	(653)

Loss for the period before income taxes	9,507,096	1,985,383
Deferred income tax provision	56,261	77,836

Loss for the period	$9,563,357	$2,063,219

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(3,638,198)	(2,329,836)

Total comprehensive loss (income) for the period	$5,925,159	$(266,617)

Basic and diluted loss per share	$0.07	$0.02
Weighted average number of common shares outstanding—basic and diluted	139,080,565	130,156,349

Brazil Potash Corp.

Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569
Deferred share units	—	—	—	574,552	—	—	574,552
Reg A Offering (Note 7)	104,415	417,660	—	—	—	—	417,660
Share issuance costs (Note 7)	—	(6,330)	—	—	—	—	(6,330)
Warrant expiry (Note 9)	—	—	(23,111,254)	—	—	23,111,254	—
Net (loss) and comprehensive (loss) for the period	—	—	—	—	2,329,836	(2,063,219)	266,617

Balance, June 30, 2021	130,248,749	197,715,787	604,000	43,833,965	(67,752,573)	(68,197,111)	106,204,068

Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506
Deferred share units (Note 8b)	—	—	—	4,695,543	—	—	4,695,543
Reg A Offering (Note 7)	1,302,331	5,209,324	—	—	—	—	5,209,324
Share issuance costs	—	(532,168)	—	—	—	—	(532,168)
Option extension (Note 8a)	—	—		657,800	—	(537,800)	120,000
Option grant (Note 8a)	—	—	—	1,200,506	—	—	1,200,506
Net (loss) and comprehensive (loss) for the period	—	—	—	—	3,638,198	(9,563,357)	(5,925,159)

Balance, June 30, 2022	139,694,885	231,831,887	604,000	49,577,107	(70,575,227)	(79,377,215)	132,060,552

Brazil Potash Corp.

Consolidated Statement of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Six month Ended June 30, 2022	Six month Ended June 30, 2021
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year before taxes	(9,563,357)	(2,063,219)
Adjustment for:
Finance Income	(51,750)	(653)
Finance costs	—	211,426
Deferred income tax provision	56,261	77,836
Share-based compensation (Note 8)	5,675,805	312,608

	(3,883,041)	(1,462,002)
Change in amounts receivable	483,139	(125,746)
Change in prepaid expenses	27,412	25,978
Change in trade payables and accrued liabilities	(1,471,476)	1,191,538

Net cash used in operating activities	(4,843,966)	(370,232)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issuance costs (Note 7)	6,130,930	411,330
Loan proceeds	—	665,603

Net cash from financing activities	6,130,930	1,076,933

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,109,420)	(503,076)
Acquisition of property and equipment	(12,049)	—
Finance income	51,750	653

Net cash used in investing activities	(1,069,719)	(502,423)

Effect of exchange rate changes on cash and cash equivalents	(6,132)	(734)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	211,113	203,544
CASH AND CASH EQUIVALENTS, beginning of period	15,144,419	72,438

CASH AND CASH EQUIVALENTS, end of period	15,355,532	275,982

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	1,507	683

Share-based compensation included in exploration and evaluation assets	340,244	261,944

Receivable on Reg A offering	(1,453,774)	—

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	June 30, 2022	December 31, 2021
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

The reinstatement of the Company’s LP is subject to the initiation of additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, the Company resumed its additional consultations with the Mura indigenous people. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. The Company believes that it will complete the first of up to three rounds of such additional consultations with the indigenous communities involved by the end of 2022.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

1.	Reporting entity and going concern (continued)

Going Concern

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

The preparation of the condensed consolidated interim financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $9,563,357 for six months ended June 30, 2022 ($2,063,219 for the six months ended June 30, 2021) and as at June 30, 2022 had an accumulated deficit of $79,377,215 (December 31, 2021—$69,276,058) and working capital of $15,563,037 as at June 30, 2022 (including cash of $15,355,532) (December 31, 2021 – working capital of $15,854,569 (including cash of $15,144,419)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on April 1, 2021, May 5, 2021 and August 4, 2021, the Company entered into a loan agreements to fund operating expenses and during the six months ended June 30, 2022 and the year ended December 31, 2021 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933 (see Note 7).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed consolidated interim financial statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation

a)	Statement of compliance:

The condensed consolidated interim financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on September 28, 2022.

b)	Significant accounting policies:

The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021, except as noted below.

New accounting pronouncements

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of the amendments to IAS 16 on January 1, 2022 did not have a significant impact on the interim financial statements.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of the amendments to IAS 37 on January 1, 2022 did not have a significant impact on the interim financial statements.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued)

b)	Significant accounting policies (continued):

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

3.	Amounts receivable

	June 30, 2022	December 31, 2021
HST	$575,070	$1,055,941
Other receivables	104,766	1,560,603

Total amounts receivable	$679,836	$2,616,544

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

4.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2022	$45,839	$68,582	$11,032	$856,829	$982,282
Additions	—	11,261	788	—	12,049
Effect of foreign exchange	2,998	4,142	661	56,032	63,833

At June 30, 2022	$48,837	$83,985	$12,481	$912,861	$1,058,164

Depreciation:
At January 1, 2022	$45,538	$60,727	$9,056	$—	$115,321
Effect of foreign exchange	2,978	3,932	550	—	7,460
Depreciation charge for the period	—	1,331	176	—	1,507

At June 30, 2022	$48,516	$65,990	$9,782	$—	$124,288

Net book value:
At June 30, 2022	$321	$17,995	$2,699	$912,861	$933,876
At January 1, 2022	$301	$7,855	$1,976	$856,829	$866,961

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Additions	—	4,664	—	—	4,664
Effect of foreign exchange	(3,386)	(4,887)	(773)	(63,288)	(72,334)

At December 31, 2021	$45,839	$68,582	$11,032	$856,829	$982,282

Depreciation:
At January 1, 2021	$48,901	$64,244	$9,233	$—	$122,378
Effect of foreign exchange	(3,363)	(4,449)	(611)	—	(8,423)
Depreciation charge for the year	—	932	434	—	1,366

At December 31, 2021	$45,538	$60,727	$9,056	$—	$115,321

Net book value:
At December 31, 2021	$301	$7,855	$1,976	$856,829	$866,961
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

5.	Exploration and evaluation assets

	Six months ended	Year ended
Expenditures:	June 30, 2022	December 31, 2021
Balance, beginning of period	$112,188,359	$114,893,005

Additions:
Mineral rights and land fees	—	17,362
Additions to exploration and evaluation assets	1,110,927	1,148,588
Share-based compensation (Note 8)	340,244	293,856
Effect of foreign exchange	3,701,805	(4,164,452)

Balance, end of period	$117,341,335	$112,188,359

6.	Trade payables and accrued liabilities

	June 30, 2022	December 31, 2021
Trade payables	$401,578	$1,022,440
Accruals	538,316	972,377
Current portion of land fee installments	—	11,143

Total trade payables and accrued liabilities	$939,894	$2,005,960

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 11).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date would incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the installment plan. As at June 30, 2022, the balance owing on the installment plan was $nil (December 31, 2021—$11,143 (R$62,177)), included in current portion of land fee installments in the table above, which approximated the present value of the expected payments.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

7.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	Six months ended June 30, 2022		Year ended December 31, 2021
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of period	138,392,554	227,154,731	130,144,334	197,304,457
Reg A offering, net of issue costs	1,302,331	4,677,156	8,248,220	29,850,274

Balance, end of period	139,694,885	231,831,887	138,392,554	227,154,731

On May 19, October 18, November 2, November 25 and December 20, 2021, the Company closed Tier 2 offerings pursuant to Regulation A (Regulation A+) (“Reg A Offering”) issuing 8,248,220 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $32,992,880. The Company paid share issue costs of $3,142,606 in connection with the offerings.

On January 28, 2022, February 2, 2022, March 24, 2022, April 8, 2022, May 11, 2022 and June 22, 2022, the Company closed a portion of the Reg A Offering issuing 1,302,331 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $5,209,324.

During the six months ended June 30, 2022, the Company paid share issue costs of $532,168 in connection with the offerings.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments

The continuity of share-based payments reserve activity during the period was as follows:

	Six months ended June 30, 2022	Year ended December 31, 2021
Balance, beginning of the year	$43,023,258	$43,259,413
Vesting of options	1,320,506	—
Vesting of DSUs	4,695,543	651,045
Option extension	537,800	—
Expired options	—	(887,200)

Balance, end of the period	$49,577,107	$43,023,258

(a)	Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

Share option transactions continuity during the period were as follows (in number of options):

	Six months ended June 30, 2022		Year ended December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	7,545,500	$1.96	7,945,500	$2.02
Granted	1,250,000	$4.00	—	$—
Extended	200,000	$2.50	—	$—
Expired	—	—	(400,000)	$3.13

Balance, end of period	8,995,500	$2.26	7,545,500	$1.96

On January 20, 2022, the Company granted 1,250,000 options with exercise prices of $4.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of grant. The fair value of the options of $1.734 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. During the six months ended June 30, 2022, the Company recognized an expense of $1,200,506 was charged to the condensed consolidated interim statements of loss and comprehensive loss.

The Company extended the expiry dates of options held by a consultant of the company such that 200,000 options with exercise prices of $2.50 per share and expiring on November 25, 2021, would expire on July 22, 2025. The weighted average incremental fair value of the options of $0.60 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.46% and an expected life of 3.6 years. The total value of the option extension was $120,000 which was capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(a)	Option plan (continued):

At June 30, 2022, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	4,590,500	4,590,500	$2.50
July 20, 2025	2,905,000	2,905,000	$1.00
January 20, 2027	1,250,000	312,500	$4.00

	8,995,500	8,058,000

(b)	Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2022	Year ended December 31, 2021
Balance, beginning of period	7,700,000	7,700,000
Granted	3,450,000	—

Balance, end of period	11,150,000	7,700,000

Of the 11,150,000 DSUs outstanding, 5,333,334 have vested.

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

8.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to December 2022 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the three and six months ended June 30, 2022, the Company recognized an expense of $174,653 and $347,387, respectively related to this amortization (three and six months ended June 30, 2021 – $187,392 and $372,725, respectively) of which, an expense of $28,170 and $56,030, respectively (three and months ended June 30, 2021 – $30,224 and $60,117, respectively) was capitalized to exploration and evaluation assets, with the remaining expense of $146,483 and $291,357, respectively (three and six months ended June 30, 2021 – $157,168 and $312,608, respectively) charged to the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSU’s will vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs will vest upon the Company initiating project construction estimated to be in July 2022. During the year ended December 31, 2021, expected vesting dates of the DSUs were revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest December 31, 2022. During the three and six months ended June 30, 2022, the Company recognized an expense of $82,560 and $164,214, respectively (three and six months ended June 30, 2021 – $101,471 and $201,827, respectively) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On February 15, 2022, the Company granted 3,450,000 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. During the three and six months ended June 30, 2022, the Company recognized an expense of $2,820,286 and $4,183,942, respectively related to this amortization charged to the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

During the three and six months ended June 30, 2022, the total amount related to the vesting of DSUs was $3,077,501 and $4,695,543, respectively (three and six months ended June 30, 2021 – $288,863 and $574,552, respectively) of which $2,966,770 and $4,475,299, respectively (three and six months ended June 30, 2021 – $157,168 and $312,608, respectively) is included in the condensed consolidated interim statements of loss and comprehensive loss and $110,731 and $220,244, respectively (three and six months ended June 30, 2021 –$131,696 and $261,944, respectively) was capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

9.	Warrants

At June 30, 2022, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
	$
1,147,500	1.00	*

1,147,500	1.00

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

Warrant transactions during the periods were as follows:

	Six months ended June 30, 2022			Year ended December 31, 2021
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	1,147,500	$1.00	$604,000	23,343,500	$2.43	$23,715,254
Expired	—	—	—	(22,196,000)	2.50	(23,111,254)

Balance, end of period	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000

On May 15, 2021, 22,196,000 warrants with exercise prices of $2.50 expired, unexercised.

10.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Other amounts receivable consists of amounts collected on behalf of the Company by a service provider used in connection with its Reg A financing. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2022, the Company had a cash and cash equivalents balance of $15,355,532 to settle current liabilities of $939,894.

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)	Interest rate risk

The Company has cash and cash equivalent balances as at June 30, 2022. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the six months ended June 30, 2022:

	Average rate	Closing rate
CAD	0.7866	0.7760
BRL	0.1969	0.1909

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at June 30, 2022 would result in an increase or decrease in operating loss of $5,755 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and comprehensive loss of approximately $3,274,000.

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

10.	Financial Risk Management Objectives and Policies (continued)

(c) Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the six months ended June 30, 2022 or the year ended December 31, 2021.

11. Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Six months ended June 30, 2022	Six months ended June 30, 2021
Directors & officers compensation	$794,998	$753,012
Share-based payments	942,550	360,701

	$1,737,548	$1,113,713

Included in the above amounts, is $289,998 (June 30, 2021—$289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman and Mr. Matt Simpson (CEO of the Company) is the Chief Executive Officer.

During the six months ended June 30, 2022, the Company recorded an expense of $942,550 (June 30, 2021 – $360,701) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015 and 2022. As at June 30, 2022, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, and 2,499,999 have not yet vested (See Note 8(b)).

Brazil Potash Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2022 and 2021

(Unaudited)

11.	Related Party Disclosures (continued)

(a)	Transactions with other related parties

As at June 30, 2022, trade payables and accrued liabilities included an amount of $177,536 (December 31, 2021– $177,824) owing to directors and officers of the Company for consulting fees.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $8,002,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,509,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

13.	Subsequent events

Regulation A Offering

On August 2, 2022, the Company completed its offering of an aggregate of 10,118,706 common shares of the Company, at an offering price of $4.00 per share, pursuant to Tier 2 of Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”).

During the period from July 22, 2022 until the closing of the Regulation A Offering on August 2, 2022, the Company sold 568,155 common shares of the Company, at a purchase price of $4.00 per share, for gross proceeds of $2,272,620, pursuant to the Regulation A Offering.

On September 16, 2022, the Company granted 5,000,000 DSUs to directors, officers and consultants of the Company and cancelled 2,000,000 previously granted DSUs.

Item 4. Exhibits

Exhibit No.	Description
2.1+	Articles of Incorporation of Brazil Potash Corp.

2.2+	Bylaws of Brazil Potash Corp.

3.1+	Form of Warrant Certificate

3.2+	Form of Stock Option Agreement

4.1+	Form of Reg A Subscription Agreement

4.2+	Form of Amended Subscription Agreement

6.1+	Independent Contractor Agreement dated July 1, 2009 between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.2+	Amendment to Independent Contractor Agreement dated February 1, 2015 between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.3+	Independent Contractor Agreement dated January 1, 2014 between Brazil Potash Corp. and Neil Said

6.4+	Independent Contractor Agreement dated October 3, 2014 between Brazil Potash Corp. and Ryan Ptolemy

6.5+	Independent Contractor Agreement dated February 1, 2015 between Brazil Potash Corp. and Iron Strike Inc.

6.6+	Independent Contractor Agreement dated October 1, 2009 between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.7+	First Amendment to Independent Contractor Agreement dated September 1, 2011 between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.8+	Second Amendment to Independent Contractor Agreement dated February 1, 2015 between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.9+	Broker-Dealer Agreement dated January 17, 2020 between Brazil Potash Corp. and Dalmore Group, LLC

6.10+	Stock Option Plan

6.11+	Deferred Share Unit Plan

6.12+	Independent Contract Agreement dated July 1, 2009 between Brazil Potash Corps. and Helio Diniz

6.13+	Amendment to Independent Contractor Agreement dated January 1, 2019 between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.14+	Amendment to Independent Contract Agreement dated February 1, 2015 between Brazil Potash Corp. and Helio Diniz

6.15+	Amendment to Independent Contract Agreement dated January 1, 2020 between Brazil Potash Corp. and Helio Diniz

6.16+	Amended Broker-Dealer Agreement dated June 8, 2020 between Brazil Potash Corp. and Dalmore Group, LLC

6.17+	Amended and Restated Broker-Dealer Agreement dated June 15, 2021 between Brazil Potash Corp. and Dalmore Group, LLC

6.18++	Amendment to Independent Contract Agreement dated January 1, 2022 between Brazil Potash Corp. and Helio Diniz

6.19++	Amendment to Independent Contract Agreement dated November 1, 2021 between Brazil Potash Corp. and Ryan Ptolemy

6.20++	Amendment to Independent Contract Agreement dated November 1, 2021 between Brazil Potash Corp. and Neil Said

6.21++	Independent Contractor Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. (English Translation)

9.1*	Letter from KPMG regarding change in certifying accountant

14.1+	Appointment of Agent for Service of Process

+	Filed as an exhibit to our Form 1-A Offering Statement (File No. 024-11208), which was initially filed by us with the SEC on May 5, 2020, as amended by our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021, and is incorporated herein by reference.

++	Filed as an exhibit to our Annual Report pursuant to Regulation A on Form 1-K for the fiscal year ended December 31, 2021, which was filed by us with the SEC on May 2, 2022, and is incorporated herein by reference.

*	Filed as an exhibit to our current report pursuant to Regulation A on Form 1-U, which was filed by us with the SEC on February 22, 2022, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

By:	/s/ Matt Simpson
Name: Matt Simpson
Title: Chief Executive Officer

Date:	September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Matt Simpson	Date: September 28, 2022
Name: Matt Simpson Title: Chief Executive Officer (Principal Executive Officer)

/s/ Ryan Ptolemy	Date: September 28, 2022
Name: Ryan Ptolemy Title: Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)